                                 SECURITIES AND
                              EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Newberry Bancorp, Inc.
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                               (NAME OF ISSUER)

                   Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   650 667 306
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                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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 CUSIP No.    650 667 306                          13G

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  1   NAME OF REPORTING PERSON:  Newberry Bancorp, Inc. Employee
        Stock Ownership Plan, by Lyle Andrew Peck, Trustee

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2
                                        (a)    /    /

                                        (b)    /    /

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      SEC USE ONLY
  3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
  4
                  U.S. Citizen
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                      SOLE VOTING POWER
                  5
  NUMBER OF           39,233
    SHARES      -----------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER
   OWNED BY       6
     EACH
  REPORTING     -----------------------------------------------------------
   PERSON             SOLE DISPOSITIVE POWER
    WITH          7
                      39,233
                -----------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  9     PERSON

                      39,233
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10    CERTAIN SHARES

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11

                       3.149
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      TYPE OF REPORTING PERSON
  12

                      EP
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          The Statement on Schedule 13G, dated March 4, 1993, as amended, of
Newberry Bancorp, Inc. Employee Stock Ownership Plan (the "Plan"), by Lyle Andrew Peck, as the Trustee of the Plan (the "Trustee"), with respect to the Common Stock, par value $.01 per share ("Common Stock") of Newberry Bancorp, Inc., a Delaware corporation (the "Corporation"), is hereby amended and restated as set forth below.

ITEM 1.   NAME AND ADDRESS OF ISSUER.

           (a) The name of the issuer is Newberry Bancorp, Inc., a Delaware corporation (the "Corporation").

           (b) Its principal executive office is 209 East Portage Street, Sault Ste. Marie, Michigan 49783.

ITEM 2.   IDENTITY AND BACKGROUND OF PERSON FILING;
          IDENTITY OF SECURITY.

           (a) This Statement on Schedule 13G (this "Statement") is filed on behalf of Newberry Bancorp, Inc. Employee Stock Ownership Plan (the "Plan") by Lyle Andrew Peck, as the Trustee of the Plan (the "Trustee").

           (b) The Plan's principal business office is: c/o Lyle Andrew Peck, 204 East Spruce Street, Sault Ste. Marie, Michigan 49783.

           (c) The Plan's place of organization is Michigan. The Trustee is a United States citizen.

           (d) The title of the class of securities to which this Statement relates is the Common Stock, par value $.01 per share ("Common Stock"), of the Corporation.

           (e) The CUSIP number of the class of securities to which this Statement relates is 650 667 306.

ITEM 3.   TYPE OF REPORTING PERSON.

           The Plan is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustee is a practicing attorney in Michigan.

ITEM 4.   OWNERSHIP.

           As of December 31, 1995:

           (a) The number of shares of Common Stock beneficially owned by the Plan was 39,233.





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           (b)  The percent of Common Stock beneficially owned by the Plan was
3.18%.

           (c) The Plan had the sole power to vote or direct the vote and sole power to dispose of or to direct the disposition of the 39,233 shares of Common Stock referred to above. The provisions of the Plan provide that participants in the Plan shall be entitled to direct the Trustee of the Plan as to the manner in which shares of Common Stock allocated to such Plan participant's stock account under the Plan are to be voted with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, or sale of substantially all of the assets of, or involving, the Corporation.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following \ X \.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT
          ON BEHALF OF ANOTHER PERSON.

           Inapplicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY.

           Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION
          OF MEMBERS OF THE GROUP.

           Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP.

           Inapplicable.

ITEM 10.  CERTIFICATION.

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                           March 20, 1996
                                        -------------------------
                                                Date

                                        NEWBERRY BANCORP, INC. EMPLOYEE
                                        STOCK OWNERSHIP PLAN


                                        By: /s/ Lyle Andrew Peck
                                           -----------------------------------
                                        Lyle Andrew Peck, Trustee, Newberry
                                        Bancorp, Inc. Employee Stock
                                        Ownership Plan





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